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Stuart Strauss Partner stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

February 7, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: James O’Connor

Re: The Saratoga Advantage Trust (the “Trust”)

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 99

Dear Mr. O’Connor:

As requested, please find a blackline filed herewith showing the changes made in Post-Effective Amendment No. 99 to the Prospectuses and Statement of Additional Information for the Investment Quality Bond Portfolio and the Municipal Bond Portfolio (the “Portfolios”), each a series of the Trust. This filing was made to incorporate certain identical changes to the investment strategy of the Portfolios.

Should you have any questions regarding the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss